EXHIBIT 12.1
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2003	2004	2005	2006	2007	2008
Fixed Charges:

Interest	$ 54	$ 47	$ 55	$ 78	$ 78	$ 49

Interest portion of annual rentals	2	2	3	4	3	1

Preferred dividends of subsidiary (1)	2	2	2	2	2	1

Total fixed charges	58	51	60	84	83	51

Preferred stock dividends	7	7	6	6	6	4

Combined fixed charges and preferred stock dividends for purpose of ratio	$ 65	$ 58	$ 66	$ 90	$ 89	$ 55

Earnings:

Pretax income from continuing operations	$ 361	$ 390	$ 324	$ 425	$ 407	$ 314

Total fixed charges (from above)	58	51	60	84	83	51

Less: interest capitalized	-	-	-	1	1	-

Total earnings for purpose of ratio	$ 419	$ 441	$ 384	$ 508	$ 489	$ 365

Ratio of earnings to combined fixed charges and preferred stock dividends	6.45	7.60	5.82	5.64	5.49	6.64

Ratio of earnings to fixed charges	7.22	8.65	6.40	6.05	5.89	7.16

(1) In computing this ratio, “Preferred dividends of subsidiary” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.